Mail Stop 6010

June 12, 2006

Mr. Michael T. Philion
Executive Vice President - Finance and Chief Financial Officer
EnerSys
2366 Bernville Road
Reading, Pennsylvania 19605

      Re: **EnerSys**
               Form 10-K for the year ended March 31, 2005
               Filed February 15, 2006
               Forms 10-Q for Fiscal Quarters Ended July 3, 2005,
               October 2, 2005, and January 1, 2006
               Forms 8-K filed February 15, 2006, February 8, 2006, November 15, 2005,
               August 17, 2005, June 2, 2005, and May 16, 2005
               File No. 001-32253

Dear Mr. Philion:

      We have completed our review of your Form 10-K and related materials and do not, at this time, have any further comments.

                    Sincerely,

                    Martin F. James
                    Senior Assistant Chief Accountant